BacTech Environmental Corporation

Address. Suite 409, 37 King St.,

East Toronto, Ontario

Canada M5C 1E9

Phone: (416) – 813-0303

Anuja A Majmudar

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BacTech Environmental Corporation
Offering Statement on Form 1-A
Filed: April 2, 2020
Response Dated: June 17, 2020
File No. 024-11187

June 19, 2020

Dear Ms. Majmudar,

This letter sets forth the response of BacTech Environmental Corporation, (“BCCEF” or the “Company”) to the Staff’s comment letter dated June 17, 2020.

Offering Statement on Form 1-A filed June 8, 2020

Risk Factors

Because directors, officers and affiliates currently and for the foreseeable future will continue to control BacTech Environmental Corporation, page 12

1. We note your revisions in response to prior comment 3. Please clarify how your directors and officers currently and for the foreseeable future control BacTech or revise the heading to this risk factor to accurately reflect the disclosure in the risk factor.

Response: The Company has revised the heading as follows:

“Because directors, officers and affiliates currently and for the foreseeable future will continue to control a significant percentage of BacTech Environmental Corporation, it may be difficult for you to be able to elect directors or have a significant say in the policies of BacTech Environmental Corporation.”

Independent Auditor’s Report, page F-3

2. We note that while the audit report indicates the audit covers both 2018 and 2019, the opinion expressed only covers 2019. Please make arrangements with your auditor to resolve this inconsistency. The opinion should cover both years to comply with paragraph (c)(1)(ii) to Part F/S of Form 1-A.

Response: The Company has received an updated Auditor Report covering both years 2018 and 2019.

General

3. We note you have revised your offering circular cover page to reflect that your maximum offering amount is $1,000,000 in response to prior comment 1. Please revise you disclosure to clarify, if true, that in no event will you offer more than 100,000,000 shares at $0.01 per share or 33,333,333 shares at $0.03 per share. We also note your offering circular cover page and cover page table continue to reference a minimum offering. If this refers to the minimum subscription amount, please revise accordingly. If there is a minimum offering, please disclose on the cover page and plan of distribution section any arrangements to place the minimum amount to be raised in escrow, or other similar arrangement and file any escrow arrangement as an exhibit, if applicable. Refer to Item 17(8) of Part III to Form 1-A. Also, include the minimum amount to be raised in the table on the cover page and clarify whether subscribers will have a right to the return of their funds. Refer Item 1(e) of Part II to Form 1-A.

Response: The Company has further revised the offering circular to state that the Offering will be between $0.01 and $0.03 per share and that there is a Minimum Subscription Amount of 1,000,000 shares.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (416) 813-0303 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

BacTech Environmental Corporation

/s/ Ross Orr
Name:	Ross Orr
Title:	Chief Executive Officer, Director